

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Jorge P. Newbery
Chief Financial Officer
preREO LLC
440 S. LaSalle Street, Suite 1110
Chicago, IL 60605

   Re: preREO LLC
     Post-Qualification Amendment No. 4 on Form 1-A
     Filed August 10, 2022
     File No. 024-11555

Dear Mr. Newbery:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Finance